

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Gilberto Tomazoni
Chief Executive Officer
JBS S.A.
Av. Marginal Direita do Tietê 500, Bloco I, 3rd Floor
CEP 05118-100
São Paulo, SP, Brazil

> **Re: JBS S.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 15, 2024**
> **File No. 333-278254**

Dear Gilberto Tomazoni:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment to Form F-4 filed August 15, 2024
Risk Factors
Unfavorable decisions in . . . proceedings and government investigations may adversely affect us, page 31

1.   Please refer to the third paragraph of this risk factor and additionally quantify the lawsuits, or portion thereof, for which provisions have not been made as of the most recent balance sheet date included in the filing.

Our ultimate controlling shareholders have influence over the conduct of our business...., page 34

2.   Please revise to include disclosure that appears on page 52 of the Form F-4 filed by JBS B.V. (File No. 333-273211) regarding the Batistas' increased voting power due to the potential restructuring and greater ability to influence the company as a result of such concentrated control.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions...., page 36

3.   Please revise this risk factor to include the amounts of the fines that JBS and the ultimate controlling shareholders were obligated to pay under the agreements with the Brazilian authorities and the U.S. Securities and Exchange Commission and Department of Justice, and to include a reference to the compliance program.

Media campaigns related to food production...., page 36

4.   We note your response to comment 8 of our letter dated July 24, 2024, relating to the Form F-4 filed by JBS B.V. Please tell us about the boycotts that you have experienced to date in the United States and elsewhere, and explain how you assessed the materiality of their impacts. Provide quantitative information to the extent applicable. In addition, tell us whether your materiality determination took into account qualitative factors (for example, and without limitation, reputation). If so, identify such factors and discuss how your materiality determination was affected thereby. If not, tell us why you do not believe that qualitative factors should be considered in determining the materiality of boycotts to the company.

Capitalization, page 47

5.   We note disclosure in the filing that on August 13, 2024, the Company approved the distribution of interim dividends from profit reserves of R$4.44 billion (equivalent to US$808.4 million considering the exchange rate on August 13, 2024) to be distributed to shareholders on October 7, 2024. As the pending distribution appears to be material to your June 30, 2024 total equity, please revise your Capitalization table to provide a pro forma presentation of the total equity and total capitalization amounts, giving impact to the dividend distribution. Disclose the anticipated source for payment of the dividends. Analogous guidance is SAB Topic 1.B.3.

Information about JBS S.A.
The Corporate Restructuring and the Proposed Equity Transaction, page 108

6.   Your response does not address comment 19 in our letter dated July 24, 2024, and accordingly we issue that comment. We note disclosure on page 110 that the controlling shareholders "will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if their votes are necessary to reach the minimum required affirmative votes. Otherwise, our direct controlling shareholders will abstain from voting on such matters." Please revise to clarify when and how the controlling shareholders will exercise their vote. Clearly state, if true, that the controlling shareholders will vote to secure approval in the event that these matters would otherwise be rejected by the vote of the non-controlling shareholders, and that the transactions thus may be approved by just 1.5% of the non-controlling shareholders voting in favor.

June 30, 2024 Unaudited Interim Financial Statements
Note 19. Equity, page F-31

7.   Refer to the discussion of the non-controlling interest and the table provided on page F-32 for the six-month period ended June 30, 2024 and 2023. We note the amounts shown for PPC's net revenue and net income appear to pertain to its operations for the three months, rather than six months, ended June 30, 2024 and 2023. Similarly, also refer to Note 20(f), Non-controlling interest on page F-124 and the table of PPC's data. It appears the amount shown for PPC's net income for the year ended December 31, 2021 should be $31,268 rather than $31. Please revise or advise as appropriate.

December 31, 2023 Audited Financial Statements
Note 19. Provisions for legal proceedings, page F-113

8.   We note your revisions made in response to prior comment numbers 11 and 12 of our letter dated July 24, 2024. With respect to the legal expenses incurred or accrued for labor, civil, and tax and social security, please consider providing a table of the aggregate expense amount recorded in your financial statements for each period presented as allocated to the respective income statement line item, such as recorded in G&A expenses or other operating expense line items. It is not clear if you reflected the legal expenses within operating income or non-operating income. In this regard, we note your disclosure in the last paragraph on page F-113 that provisions are adjusted for inflation and recorded under Net financial income (expenses), which is a non-operating income category in your statements of income. Please advise or revise accordingly. In addition, if any charges to provisions materially affect an income statement line item, the effect should be discussed within MD&A results of operations section.

General

9.   We note that the "ultimate controlling shareholders" are named in the definition on page iv. Please revise to disclose the identity of the ultimate controlling shareholders on the prospectus cover page and the first time such term is used within the summary and risk factor sections. In addition, include disclosure on the prospectus cover regarding the risks related to the controlling stake and management roles of Joesley and Wesley Batista, with a cross-reference to more detailed disclosure elsewhere in the prospectus. Your disclosure should specifically address their record of illicit conduct, ongoing criminal investigations and/or proceedings, and potential for future illicit conduct, together with the material related risks to the company and shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli